Exhibit 1
February 5, 2007
1. Operating Results for 3Q Ended Dec. 31, 2006
Consolidated Operating Results

	(Millions of yen)
	FY2005	FY2006	% change
Operating revenue	42,508	59,796	40.7%
Operating income	9,411	9,123	(3.1)%
Ordinary income	9,434	8,922	(5.4)%
Net income	7,438	831	(88.8)%
2. IR Road Show in the US, UK, and UAE
     NIS Group Co., Ltd. presented its corporate strategy and direction to institutional investors during an IR Road Show held from January 9-19, 2007 in the US, UK and UAE.
(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)
NIS GROUP CO., LTD. SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
IR homepage address: http://www.nisgroup.jp/english/ir/index.cfm
Investor Relations Dept.: TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nisgroup.co.jp